RECORDING MASTER LICENSE AGREEMENT

AGREEMENT entered into as of the 23th day of May, 2017, between McCoo & Davis, Inc. ("**Owner**") and Encore Endeavor 1 LLC, a California limited liability company ("**EE1**").

WHEREAS, EE1 is able to arrange for the exploitation of Master Recordings, Videos and/or other materials to be provided by Owner to EE1 under the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration paid by EE1 to Owner, the sufficiency and receipt of which is acknowledged, the parties hereby agree as follows:

1. TERM. The term of this Agreement (the "**Term**") will consist of an initial period (the "**Contract Period**") commencing on the date hereof and ending twelve (12) months following the date on which EE1 effects the initial commercial release of the Artist Album (defined below) comprising Artist's Recording Commitment therefor.

2. SERVICES.

(a) During the Term, Owner will furnish exclusively to EE1 throughout the Territory the services of Artist as a recording artist for Artist's performances in audio-only and/or audio-visual master recordings. For the purposes hereof, references to Artist's "services of Artist as a recording artist" and similar phrases will include, but will not be limited to, the rendering of performances as a musician and as a vocalist fixed by any master recording and/or other method or device, whether now known or hereafter developed; *provided*, *however*, "services of Artist as a recording artist" shall not include any such services or performances (i) which are marketed as religious or gospel, and (ii) substantially all of which are religious or gospel in nature (subsections (i) and (ii) above, collectively, the "**Gospel Music**").

(b) Artist may perform services as a recording artist for third parties as a so-called "back-up" musician or "back-up" vocalist ("**sideperson**") with other featured artists for the purpose of making records for a third party if: (1) the Compositions so recorded will not have been recorded by Artist on Master Recordings delivered hereunder; (2) Artist's name, photograph or likeness will not be used on records covers, labels, displays, packaging material or any advertising materials for such records except in the liner notes for Albums derived from such performances in a size type no larger than is customary for the names of sidepersons; (3) no performance rendered by Artist under this subparagraph will be a "solo", "duet," "Featured" or "step-out" performance; and (4) EE1 will be given courtesy credits relating to Artist in a manner reasonably approved by EE1 in writing. It is understood and agreed that any Gospel Music by Artist shall not be subject to any limitations under this Section 2(b).

(c) Artist may perform during the Term (1) as a producer, mixer or remixer of master recordings embodying the performances of third party artists provided the member of

Artist rendering such services is given credits as is customary for producers, mixers and remixers (e.g. no credits on the front of packaging materials), and (2) in connection with broadcast television productions or in motion picture productions provided that such performance rendered by Artist in connection with such productions shall be released on records or in other media separate or apart from its use "in context" in the particular television or motion picture production of which they are a part and Audio-Visual Devices and Electronic Transmissions of such television or motion picture production. It is understood and agreed that any Gospel Music by Artist shall not be subject to any limitations under this Section 2(c).

3. RECORDING COMMITMENT. Owner agrees that Artist will cooperate with EE1 in setting up availability time for in-studio and live recording performances, as applicable, will show up on time and devote the full time and attention of Artist during any studio or live performance required to record the Master Recordings as may reasonably be required. Artist Agrees that Artist will reasonably cooperate with EE1 in Owner in creating any Video component of Artist's recording commitment for the Contract Period. An Album comprised solely of in-studio newly-recorded Master Recordings embodying Artist's featured performances which is delivered by Owner in accordance with the provisions of this Agreement will sometimes be referred to herein as an "**Artist Album**". Artist has final approval rights over the quality of such Artist Album or Video, which approval rights will be exercised reasonably in all respects.

4. ARTISTIC CONTROL. Except as is otherwise expressly provided in this Agreement, after consultation with Artist, EE1 will have the right to approve all technical and creative elements to be utilized in the recording of Master Recordings hereunder including, without limitation, the selection of Compositions to be recorded and any producers, mixers, engineers, background vocalists, musicians and studios, as well as all producers, directors and themes of any Videos, and all Artist Album sequencing. It is agreed; however, that all such Master Recordings will be first class and of the same high commercial quality. Artist will consult EE1 in good faith as to any or all of such elements though EE1's decisions with respect thereto will be binding upon the parties. EE1 shall, in consultation with Artist, have the right to approve of any Master Recordings to be released as "A" sides of Singles (or so-called "lead" or "emphasis tracks").

5. PRODUCTION ELEMENTS. EE1 shall have the right to include its logo(s) and/or the logo(s) of its licensees designees and affiliates, as well as mutually approved copyright notices, licensing credits other customary information referencing EE1 or its sub-licensees, designees or affiliates on records released hereunder. EE1 shall deliver copies of the Master Recordings to Artist within three (3) months following the acceptance and approval of such Master Recordings by BMG.

(a) EE1 shall own all intellectual property rights in the Artist Album, any Videos, production elements and the Master Recordings created hereunder and related materials and in all other forms of media (collectively, the "**Media**"). Owner acknowledges that EE1 has sole and exclusive ownership of all right, title, and interest in and to the Media and any registrations that have been issued or may be issued thereon. The work contributed by Owner and Artist hereunder shall be considered a "work made for hire" as defined by the copyright laws of the United States. EE1 shall be the sole and exclusive owner and copyright proprietor of all rights and title in and to the results and proceeds of the services of the Owner and Artist in whatever stage of completion. If for any reason the results and proceeds of the services of Owner or Artist hereunder are determined at any time not to be a "work made for hire", Owner and Artist hereby irrevocably transfer and assign to EE1 all right, title and interest to the Media, including all copyrights, as well as all renewals and extensions thereto.

(b) To the extent Owner has any underlying rights relating to the Media which are determined to not be a "work made for hire" or otherwise revert to Owner or Artist, Owner and Artist hereby grant to EE1, and EE1 hereby accepts, the exclusive right, license and privilege in the Territory for that period commencing on the date hereof and for the full Rights Period to exploit and utilize the Master Recordings, Videos and other production elements of Artist (including, without limitation, any Artist photograph or likeness procured by EE1 or its designee) in all means and media whether now or hereafter known including, without limitation: (i) to manufacture, distribute and sell records derived from the Master Recordings and Videos through all marketing channels; (ii) to market such records under such trademarks as EE1 and its licensees and designees shall designate; (iii) to permit the public performance of the Master Recordings and Videos by all means and media including, without limitation, radio, television, Internet, streaming and other methods now known or hereafter developed; (iv) to pursue, prosecute and dispose of claims pertaining to the Master Recordings and/or Videos including, without limitation, claims of copyright infringement; (vi) to utilize any artwork provided by Owner in connection with records made from the Masters and for promotional marketing purposes; (vii) to sublicense the foregoing rights to BMG; (viii) to determine terms under which the Master Recordings and/or the Videos will be sublicensed or otherwise exploited (except as otherwise provided herein) and/or (ix) to refrain from any of the foregoing; and subject to Section 12 below, (A) to exploit the Master Recordings and Videos through synchronization or master use licenses for the use of Master Recordings and/or Videos in connection with motion pictures, television productions, commercial advertisements, videogames and other audio-visual productions (provided EE1 has obtained Owner's approval of such uses in each instance); (B) upon consultation Artist, edit any or all of the Master Recordings and Videos; (C) upon consultation with Artist, to couple any of the Master Recordings or Videos with other master recordings and/or other videos on records; and (D) to license uses of the Master Recordings as "samples".

(c) EE1 shall also have the right during the Rights Period and in the Territory to reproduce, print, publish or disseminate in any medium Artist's and producers' name(s), approved portraits, approved pictures, and approved biographical materials in connection with the exploitation of Master Recordings and Videos within the Territory (including, without limitation, all professional, group, and other assumed or fictitious names now or hereafter used by Artist or such producers), as news or information, for the purposes of trade, for the purpose of advertising and promoting the exploitation of the Master Recordings and the Videos, and for the purpose of promoting EE1's music business. Owner hereby also grants to EE1 the same rights with respect to all others who have contributed to the making of the Master Recordings.

(d) It is agreed that EE1 may grant sub-licenses concerning the Master Recording and Videos, and all related materials provided by Owner hereunder, during the Rights Period.

7. [Reserved].

8. FUNDING/RECORDING FUND ADVANCES.

(a) EE1 will engage the service providers/vendors and pay the recording costs for each Album contemplated herein (including all recording and production costs, any advances or other fees payable to Artist and all other third parties who have rendered services or provided goods in relation to the Master Recordings, the Videos and any other production elements relating thereto) and any and all third-party marketing and promotion costs along with out-of-pocket manufacturing costs and mechanical royalties approved plan (the **"Plan"**).

(b) Provided that Owner and Artist are then in compliance with all material terms and conditions of this Agreement, EE1 shall pay as a recording fee to Artist an amount determined by EE1, in consultation with Owner, prior to the Artist commencing studio recordings or any live performance (the applicable **"Recording Fund Advance"**).

(c) Artist agrees that it will not enter into any obligation to incur any costs related to any production elements. EE1 shall be responsible for any amounts due and owing third parties which exceed the budgeted amounts.

9. ROYALTIES.

(a) EE1 shall credit to Owner's compensation account the amounts agreed to between the parties prior to Artists studio or live recording obligations based on the royalty amounts calculated pursuant to the parties agreement prior to Artist's studio or live performances.

(b) In the event the parties are unable to reach an agreement as to any Recording Fund Advance or royalty compensation under Section 9(a) within the later of (a) Artists first studio recording or live performance of the material, or (b) ninety days of the date hereof, either party may terminate this Agreement upon notice to the other party.

10. ACCOUNTING STATEMENTS. Accounting statements hereunder will be furnished by BMG, on behalf of and through EE1, for the accounting periods ending June 30th and December 31st within (90) days following the close of the period being reported upon. Accounting statements rendered will be accompanied by payment of accrued royalties, if any, due to Owner following EE1's recoupment of any then un-recouped Advances. EE1 may withhold from royalties' payable to Owner under this Agreement a reasonable reserve in respect of records in physical formats for returns and other credits. Any such reserve for a particular accounting period will not exceed twenty-five (25%) percent of the royalties credited to Owner's account for any physical records distributed by EE1 in that accounting period. Each reserve will be fully liquidated against actual reserves with the accounting rendered for the following accounting period following that for which such reserve was established.

Owner will have the right, at its own expense, to appoint a chartered or certified public accountant to examine EE1's books and records as the same pertain to exploitations of the Master Recordings under this Agreement not more than once a year or more than one (1) time in relation to any particular royalty statement. Any such examination shall be conducted at EE1's address set forth above (or such other place where EE1's books and records are kept as designated by EE1), during EE1's normal business hours, upon not less than thirty (30) days prior written notice, and at Owner's sole cost and expense. Royalty statements rendered hereunder will be deemed final and binding upon Owner and will not be subject to any objection by Owner for any reason unless objection, in writing, is given to EE1 within two (2) years from the date the applicable statement is rendered. Owner will not have the right to institute legal proceedings in respect of any accounting statement or payment made hereunder unless commenced with three (3) years from the date the applicable statement is rendered.

11. PUBLISHING. With respect to musical compositions that Owner or Artist writes or owns or controls in whole or in part, Owner and Artist hereby grant to EE1 a license to reproduce and distribute same worldwide at the applicable 100% minimum statutory rate in effect at the time of initial commercial release, except any re-release in a new format shall bear such rate in effect at the time of re-release. With respect to the Artist

Album, the parties understand and agree that the recordings will be based on Beatles songs. Mechanical royalties on records sold below top-line prices shall be reduced in proportion to the reduced PPD for the record concerned. In no event shall EE1 be obligated to pay mechanical royalties in excess of 12 times such rate for any album, 5 times such rate for any extended play record or 2 times such rate for any single record; any overage shall reduce the mechanical royalties payable hereunder, EE1 shall pay a music publishing royalty for each such audiovisual record sold, paid for and not returned at a rate equal to eight (US $0.8) cents per controlled composition; provided that, in no event shall the aggregate mechanical royalties payable by EE1 in respect of all compositions contained in any particular audiovisual record exceed eight (8%) percent of the royalty base price for such audiovisual record. Owner and Artist also grants to EE1 the right to use those compositions on a gratis basis solely in connection with promotional uses of music videos (including so called lyric videos) embodying a Master as the soundtrack thereof, downloads (which shall be available for limited duration as special promotional uses only and in a limited amount as determined by EE1 in its good faith business judgment) and promotional streams and printing the lyrics in liner notes. As used in this Section, "promotional uses" shall be defined as non-revenue generating uses. EE1 shall account for mechanical royalties due no less than 60 days after the end of each calendar quarter. Remixes, multiple mixes and/or other versions of the same composition embodied on the same Album shall only bear one mechanical royalty.

12. MARKETING RESTRICTIONS. During the Term, EE1 would not without Owner's prior written approval: (i) release any committed album as a mid-price record prior to eighteen (18) months or as a budget record prior to twenty-four (24) months following EE1's initial United States release of such album; (ii) sell records as occurring six (6) months after EE1's initial release of the album concerned; (iv) sell copies of any album as "cut-outs" or as overstock until thirty-six (36) months after the initial release of such album in the United States; (v) issue any so-called "sample" license relating to any Master; (vi) remixing, editing or altering any Master (other than for timing purposes) or any artwork; (vii) re-sequencing or re-packaging any Album; (viii) release any live recordings (other than the Live Album), demos and or outtakes; (viii) release any so called "long-form" videos; (ix) release a multiple record set; (x) release a greatest hits or best of album; and (xi) license for coupling more performances; (xii) license any Masters to a third party for any use, including without limitation, in a motion picture soundtrack, television program or advertisement (other than advertisements or promotions for or relating to records hereunder), a video game or merchandise; and (xiii) the selection of any commercial "single." EE1 agrees to provide Artist Albums to Owner at manufacturer's cost or distributor's cost, as determined by BMG.

13. OWNER'S WARRANTIES. Owner and Artist warrants and represents that:

(a) Owner has the absolute and unrestricted right to enter into this Agreement and to perform its terms.

(b) Either (i) there is in existence between Owner and Artist a valid and enforceable agreement pursuant to which Artist is required to perform exclusively for Owner as a recording artist, and pursuant to which Owner has acquired the rights necessary to fully perform hereunder, or (ii) if there is no valid and enforceable agreement as contemplated in subsection (i) of this Section 13(b), Artist, jointly and severally, agree to take any and all actions necessary to perform all of Owner's duties and obligations and to act and be bound as the Owner for all purposes of this Agreement. Owner will perform each and every obligation necessary to retain the enforceability of each such agreement contemplated in subsection (i) of this Section 13(b) and will not release Artist from any obligation under such agreement if to do so will interfere with Owner's performance under this Agreement and EE1's exclusive rights to the product of the Artist's services.

(c) No contract or agreement of any kind entered into by Owner or Artist prior to the time of execution hereof, or following the execution hereof, will interfere in any manner with complete performance of this Agreement by Owner.

(d) With respect to Artist and the producer(s) of the Master Recordings and all others who will have rendered services in connection with Master Recording and Videos hereunder, Owner has the right to use their performances and/or other contributions the right to use their professional names, and has the right to use and allow others to use said names and any other names used by such entities, and photographs and likenesses thereof, and biographical materials relating to them, in connection with the exploitation and promotion of such Master Recordings.

(e) Neither the Master Recordings nor the performances embodied thereon, nor any trademarks, service marks, packaging artwork, advertising and/or promotional materials or any other properties or materials, whether physical or intellectual, developed and/or furnished by Owner or Artist, or third parties engaged by Owner or Artist, for use in connection with the manufacture, distribution, exploitation, promotion and/or advertising of the Master Recordings of Videos or any other production elements will violate or infringe upon the rights of any third party.

(f) Artist shall not re-record any Composition which is embodied in any Master Recording before that date which is three (3) years following the end of the Term. Neither Owner nor Artist shall permit the release of an Album during the Rights Period embodying Artist's performances of more than two (2) Compositions appearing on the Artist Album released by EE1 hereunder.

(g) There are no master recordings embodying Artist's performances which have been released prior to the date hereof other than as provided to EE1 prior to the date hereof. To the extent Owner or Artist may prevent the release of such master recordings on records during the Term, Owner and Artist shall exert all efforts to ensure that such master recordings are not so released.

(h) All warranties and representations made by Owner and Artist herein will survive the expiration of the Rights Period.

14. INDEMNITY. Each Party agrees to indemnify, save and hold the other Party, its officers, directors, employees, licensees, designees and assigns harmless of and from any and all loss and/or damage (including reasonable attorneys' fees) arising out of or connected with any claim which is inconsistent with any of the warranties or representations made by such Party herein, and agrees to reimburse the other Party, on demand, for any payment made by the other Party at any time after the date hereof with respect to any liability or claim to which the foregoing indemnity applies. Pending the determination of any claim received by the other Party involving an alleged breach or default by such Party under this Agreement, the other Party may withhold sums due such Party hereunder in an amount consistent with such claim until such claim is settled, finally adjudicated, or the other Party is ordered by a court of competent jurisdiction to pay same over to a third party. The other Party will release all funds so withheld without prejudice if there has been no formal lawsuit filed by the claimant(s) within one (1) year after the date that such Party first receives notification that such claim has arisen and if, in the reasonable business judgment of such Party, it appears that the filing of such a lawsuit is unlikely. The other Party will give such Party notice of any claim to which the terms of this Section apply, and such Party will have the right to participate in the defense of any claim with counsel of its own choice at its own expense. Such Party's indemnity hereunder shall survive the expiration of the Rights Period.

15. [Reserved].

16. PERSONAL APPEARANES/PUBLICITY. Subject to the schedule of Artist, Owner will use reasonable efforts to cause Artist, from time to time, at EE1's reasonable request and expense (which amounts shall be proper charges for the preexisting bona fide professional engagements), to appear for photographs, videotaping, filming, artwork, interviews, personal appearances and similar marketing and/or promotional activities under the direction of EE1 or its duly authorized agent. Neither Owner nor Artist will be entitled to any remuneration or compensation from EE1 for such services other than the payment of reasonable expenses incurred by Artist which have been preapproved by EE1 in writing prior to the time they are incurred.

17. REMEDIES.

(a) If at any time relevant to this Agreement Owner or Artist materially breaches any agreement between them, or if any such agreement is terminated by either of them, or if Owner fails to comply with any term or provision of this Section or this Agreement or such agreement between Owner or Artist, or if Artist refuses or fails to perform any term of such agreement or this Agreement, then in addition to any other rights and remedies available to EE1 hereunder, EE1 may withhold payment to Owner of sums payable hereunder pending settlement of disputes between Encore and Artist.

(b) If EE1 elects to terminate the Term of this Agreement as a consequence of a material breach by Owner of this Agreement (after EE1 provides Owner with written notice of such breach and Owner has not cured such breach within 10 days of such notice), then at EE1's election, EE1 will be deemed in such event to have: (i) automatically entered into an agreement with Artist upon all the same terms and conditions as are contained in this Agreement; and (ii) the royalty rate creditable to Owner's account in respect of Master Recordings and Videos prior to EE1's making such election will be the applicable rates set forth herein less those royalties which EE1 pays directly to the Artist and less those damages suffered by EE1 by reason of the circumstances giving rise to EE1's right to terminate the Term; and Owner will have no economic interest in respect of Master Recordings or Videos embodying the performances of the Artist thereafter produced. Without limiting EE1's rights, EE1 may exercise any of all of the aforesaid options by sending Owner the appropriate notice. No exercise of an option under this Section will limit EE1's rights to recover damages by reason of any default, to exercise any other option under this Section, or to implement any of its other rights.

18. WITHHOLDINGS. EE1 shall have the right to withhold any portion of the Advances, royalties or other payments to be made by EE1 to Owner hereunder as required by any federal, state and/or local tax rules or regulations and as otherwise acquired by law in any jurisdiction of the Territory. For the avoidance of doubt, it is agreed that Owner is in all respects an independent contractor under this Agreement.

19. APPROVALS; CONSENTS. As to all matters treated herein to be determined by mutual agreement, or as to which any approval or consent from Owner is required, such agreement, approval or consent will not be unreasonably withheld. Owner's agreement, approval or consent, whenever required, shall be deemed to have been given unless Owner notifies EE1 otherwise within three (3) days following the date of EE1's written request therefor or, in the event Owner is required to review any items for which such approval or consent is required, within three (3) days following the date on which EE1 supplies a copy thereof to Owner for review. Email communications shall suffice for requesting approvals and for the giving of approvals (or refusals to approve) under this Agreement. Any member of Artist shall have the right to issue approvals on

Owner's behalf hereunder. EE1's inadvertent failure to obtain Owner's prior approval in any instances under this Agreement shall not be deemed a breach of this Agreement.

20. ASSIGNMENT. Neither Owner nor Artist may assign this Agreement or delegate any of its obligations or duties hereunder under this Agreement in whole or in part. EE1 may assign this Agreement to parent companies, subsidiary companies, companies sharing substantially the same management or control as EE1, companies merging or consolidating with EE1 and companies acquiring all or substantially all of EE1's assets. EE1 may sublicense any of its rights hereunder in the ordinary course of EE1's business operation.

21. DEFINITIONS: "**Advance** – an amount recoupable from compensation payable to Owner hereunder including all Funding; **"Album"** – the equivalent of one or more 12 inch, 33 1/3 rpm vinyl disc double sided records of at least forty (40) minutes in playing time and, with respect to Artist Album only, embodying not fewer than ten (10) nor more than twelve (12) master recordings, sold in a single package; **"Audio-Visual Device"** – a video-disc, video-cassette, CD, DVD or other functionally similar technology, whether now known or here after developed, capable of simultaneously emitting aural and visual signals, including the Electronic Transmission of audio-visual material; **"Composition"** – a single musical composition, irrespective of length, including but not limited to all spoken words and bridging passages and including a medley; **"Electronic Transmission"** – any transmission to the consumer, whether of sound alone, sound coupled with an image, or sound coupled with data, in any form now known or later developed including, without limitation, downloads, streams, ringtones, other mobile device signals, webcasts, and direct broadcast satellite, cable and/or telephone system transmissions; **"Master Recording"** – a master recording subject to this Agreement, **"Net Sales"** – records sold and paid for (or for which EE1 receives credit), less returns, credits and exchanges; **"records"** – all forms of reproductions now or hereafter known (including, without limitation, audio-only records, Audio-Visual Devices, interactive media and Electronic Transmissions) manufactured and/or distributed primarily for personal use, home use, school use, juke box use, use in means of transportation and/or use in means of playback devices of any kind whether now or hereafter known; **"release"** – EE1's directly or indirectly making available to consumers for purchase of records in any format (including, without limitation, via Electronic Transmission); **"Rights Period"** – the period commencing on the date hereof and ending on the first June 30th or December 31st to occur following (a) that date which is ten (10) years after the end of the Term provided that Owner's compensation account as of the last royalty statement issued hereunder is in the recouped or repaid position, or (b) if Owner's royalty account is not then recouped, the date on which the first royalty statement thereafter issued by EE1 indicates Owner's royalty account is recouped or repaid; **"Single"** – the equivalent of a 7 inch, 45 rpm, or a 12 inch, 33 1/3 rpm vinyl disc double sided record containing between two and six master recordings (including records referred to as "twelve-inch singles"); **"Territory"** – the world; **"Video"** – an audio-visual

work for which a Master Recording is the soundtrack created for the primary purpose of promoting the sale of records hereunder.

22. <u>MISCELLANEOUS.</u>

(a) Except as stated otherwise in this Agreement, all notices hereunder required to be given to either party shall be sent to that party at its last known address, or to such other address as that party may hereafter designate by notice, in writing, to the other. All such notices shall be sent by a recognized domestic overnight air courier (e.g. Federal Express, DHL, UPS, US Postal Service Express Mail). The date of notice shall be the date shown as the date of the first attempted delivery thereof. A copy of any notice forwarded to EE1 shall be sent in the same manner and at the same time.

(b) This Agreement shall be construed in accordance with the laws of the State of California applicable to agreements to be entirely performed therein. The parties agree to submit any litigation arising hereunder only to the Courts located in the City of Los Angeles and State of California.

(c) The titles contained in this Agreement which begin each Article or Section shall have no significance in the interpretation of this Agreement. This writing sets forth the entire understanding between the parties with respect to the subject matter hereof. No modification, amendment, waiver or discharge of this Agreement shall be binding unless confirmed by written instrument by an authorized signatory of the party to be charged; *provided*, that it is understood and agreed that any provision of this Agreement which conflicts with EE1's agreement with BMG shall be deemed void and unenforceable, but all remaining provisions hereunder shall remain in full force and effect.

(d) This Agreement shall not be binding until executed by all parties. This Agreement may be executed in one or more counterpart originals, a set of which bearing the signatures of all parties shall be deemed an original, but all of which shall together constitute one and the same document. This Agreement may also be executed and delivered by facsimile or electronically in PDF format. The parties hereto agree that such facsimile or electronic execution and delivery shall have the same force and effect as delivery of an original document with original signatures.

(e) If Owner or any third party acting for or on behalf of Owner shall commence suit on any controversy or claim concerning any failure by EE1 to perform any of its obligations under this Agreement, said claims and the scope of the proceedings shall be limited to determination of the amount of the compensation and/or damages arising from such failure. Neither Owner nor Artist, nor any person or entity acting for or on behalf of owner or Artist, shall seek or be entitled to any equitable relief (other than an accounting) or any other relief except for the recovery of amounts

found owning. Neither Owner, Artist nor any person acting for or on behalf of Owner or Artist shall have any right to seek or obtain termination of this Agreement, or the Term, or the Rights Period. The parties agree to use their good faith efforts to mediate any such dispute.

(f) **Each party acknowledges that it has been given the right and opportunity to have this Agreement reviewed by an attorney of its choice having competence in the music and entertainment industries, and that party has done so or has voluntarily waived its right to do so.**

[signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement on the date first above written.

Encore Endeavor 1 LLC

By: ____________________
Name: Stephen Rosberg
Title: President

McCoo & Davis, Inc.

____
Name: MARILYN McCOO
Title: ____________________

In order to induce Encore Endeavor 1 ("EE1") to enter into the attached agreement (the "Agreement") with Owner (as defined in the Agreement), it being acknowledged by the undersigned that EE1's entering the Agreement is valuable and sufficient consideration to the undersigned in the development of his/her/their career, each of the undersigned jointly and severally hereby acknowledges and agrees that: (a) he/she/they has/have read and understands the Agreement and agrees to be bound to the terms thereof insofar as it relates to him; (b) he/she/they agree to be bound by the terms and provisions of the Agreement to the same extent as if he/she/they were a party thereto; (c) he/she/they grants/grants all rights and agrees to perform all obligations required of him/her/them by the terms of the Agreement; (d) he/she/they agree(s) look solely to Owner with respect to any compensation payable to the undersigned in connection with the Agreement; (e) he/she/they agree(s) to guarantee unconditionally the obligations of Owner in the Agreement; (f) EE1 may directly pursue him/her/them for any claims EE1 may have for any breach by him/her or by Owner of any provisions of the Agreement or this Section; and (g) he/she/they has/have had the opportunity to confer with legal counsel of his/her/their own choosing regarding the meaning and intent of the Agreement and this Section prior to signing the Agreement and he has done so or he/she/they has/have voluntarily waived his/her/their right to do so.

Accepted and Agreed:

____________________ Marilyn McCoo

____________________ Billy Davis, Jr.

Encore Endeavor 1, LLC

May 19, 2017

Re: Compensation under Recording Master License Agreement

Dear McCoo and Davis, Inc.:

The parties understand and agree that we have entered into an agreement with BMG, wherein BMG has granted us certain rights to enter agreements with various artists like you. Any provisions in this Letter Agreement shall be subject to approval by and the terms of our agreement with BMG. Encore Endeavor 1 LLC ("EE1" or "we") and McCoo and Davis, Inc. ("M&D" or "you") have entered into the Recording Master License Agreement, dated May 18, 2017 (the "RML Agreement").

Under the RML Agreement, we agree to provide you with a $5,000 advance against your profits (or royalties) set forth below. Under our BMG arrangement, BMG will be provided a distribution/administration fee of 18% of the gross revenues arising from the first Artist Album (as defined in the RML Agreement). After payment of such fee to BMG, M&D will receive 15% ("Artist Royalty Rate") of the profits resulting from such Artist Album exploitation on the first 250,000 retail units sold; *provided,* that if the number of retail units sold is between 250,001 and 500,000, the Artist Royalty Rate on such additional units shall be 15.5%, and on retail units sold in excess of 500,000 the Artist Royalty Rate shall be 16%.

The profits shall be the amount resulting from adding all the relevant sources of revenue and deducting all the relevant expenses, in each case, associated with producing, recording, manufacturing, marketing and sale of such Artist Album.

If you agree to the foregoing, please execute where indicated below.

Respectfully,
Encore Endeavor 1, LLC

[signature], its President

Agreed and accepted:

McCoo and Davis, Inc.

[signature], its ______

[signature]